Mail Stop 3561

March 23, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Michael C. Malota
Chief Financial Officer
Two Broadway
Hamden, Connecticut 06518

> **Re:** **Host America Corporation**
> **Form 10-K for the year ended June 30, 2006**
> **Filed November 21, 2006**
> **File No. 000-16196**

Dear Mr. Malota:

We have reviewed your response letter dated March 16, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Form 10-K for the year ended June 30, 2006</u>

<u>Consolidated Financial Statements</u>

<u>Consolidated Statements of Changes in Stockholders' Equity Deficiency, pages F-4, F-5</u>

1. We note from your response to our prior comment 7 that you will expand your disclosure on how you calculated the beneficial conversion features associated with the Laurus Fund financing and other private placement transactions. We also note that although you state the market price of your shares at the time of the initial Laurus contract and at the time of amendment, you only disclose the beneficial conversion amounts recorded for the amendment. Please revise your disclosure to indicate the beneficial conversion feature recorded at the time of the initial Laurus contract in 2004. Also, we do not believe that your disclosure explains why you recorded a beneficial conversion charge associated with the Laurus amendment in both 2006 and 2005 when the amendment occurred in fiscal 2005. Please clarify the reasons in your revised disclosure.

Notes to the Consolidated Financial Statements

Note 3. Acquisitions, page F-17
– FoodBrokers, page F-18

2. We note your response to our prior comment number 10 in which you indicate that the shares issued in connection with the acquisition of certain assets from FoodBrokers were valued based upon the average market closing price for the ten business days prior to the date the Company obtained shareholder approval in accordance with the terms of the related agreement dated October 29, 2004. Please tell us the value that would have been assigned to the shares had they been valued based on the trading price of your shares a few days before and after the date that the terms of the transaction were agreed to and announced in accordance with the guidance in paragraph 22 of SFAS No. 141. Please note that if the amount determined in this manner would not differ materially from that determined in the manner noted in your prior response, we would not object to the treatment used.

Note 13. Stockholders' Equity, page F-32

– Common Stock, page F-34

3. We note from your response to our prior comment 12 that common shares issued for the settlement of debt were recorded based on the contract price of conversion. Please clarify for us and in your disclosure that the settlement of debt referred to in your disclosure is for the conversion of convertible debt. Please note that shares issued to extinguish other liabilities should be recorded at the fair value of the shares at the date of issuance in accordance with paragraph 8 of SFAS 123 and EITF 96-18 with interest expense recognized for the difference between the recorded amount of the liability and the fair value of the shares issued.

4. We note from your response to our prior comment number 11 that the one-time conversion price of $3.40 per share that was negotiated with Laurus for the payment of principal and interest on the Laurus debt aggregating $116,705 was the result of the decline in the market value of your common stock during January 2005. However, we note that your common shares continued to have trading prices in excess of the $3.40 one-time conversion price that was agreed to with Laurus in February 2005. As it appears that you valued the shares at $3.40 per share, rather than at the market price at the time the agreement with Laurus, it does not appear that the issuance of these shares was properly valued in the Company's financial statements. Please revise to reflect the issuance of these shares at their value at the date of the agreement in accordance with paragraph 8 of SFAS No. 123 and EITF 96-18. Please note that any excess of the fair value of the shares issued over the amount of debt repaid should be accounted for as interest expense in your financial statements. Alternatively, if you believe the treatment used for the issuance of these shares was appropriate, please explain your rationale for your conclusions and the accounting literature that supports the treatment used.

5. We note from your response to our prior comment number 13 that the shares of common stock sold to certain directors in June 2005 were sold at prices that were at a discount to the market prices on the date of sale of $3.14 and $3.02 per share due to the higher than normal risk associated with your common stock due to the declining market price and the "restricted" nature of the shares issued. Please tell us and explain in future filings, the nature of the restrictions associated with the shares issued in these transactions. Please note that absent long-term substantive restrictions associated with the shares issued, we would expect the shares issued to related parties such as directors to be valued at the fair value of the shares on the date of issuance, with any excess in their fair value over the purchase price paid by the directors reflected as an expense in your financial statements. Please advise or revise as appropriate.

– Warrants, page F-37

6. We note from your response to our prior comment 16 that you will include a rollforward of warrant activity and the extended disclosure included in your response to our prior comment 15 in your notes to the financial statements in future filings. In light of the fact that the response to our prior comment 15 relates to the valuation of only one issuance of warrants, please confirm to us that the notes to your financial statements will expanded to disclose the methods and assumptions used to value all warrants issued during the various periods presented, the valuation assigned to each issuance of warrants and the accounting treatment used.

Legal Matters, page F-42

7. We have reviewed your response to our prior comment number 20 in which you indicate that you have accrued for the amount of your potential loss contingency in connection with the litigation concerning your July 12, 2005 press release, but do not wish to disclose the accrual as it may hinder your negotiations. Please note that we do not believe that the reasons noted in your response provide an adequate basis for not providing disclosures required by generally accepted accounting principles or more specifically by SFAS No.5. As requested in our prior comment, please revise the notes to your financial statements and MD&A to disclose the range of possible losses to which you are exposed in connection with this pending litigation. Please note that we will not object to your decision not to disclose the amount accrued for these matters, if you include a statement indicating that you have established an accrual for losses that you expect to incur in connection with these matters.

Other

8. Please confirm that you will make the changes requested by each comment above as well as our prior comments included in our comment letter dated February 23, 2007, in your disclosures included in the next amendment to your Form S-1 filed on February 20, 2007.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief